Exhibit 99.6

PRESS RELEASE

Exploration in Angola: TotalEnergies Announces a new
Discovery on Block 17 and Enters New Exploration Blocks

•	Fast-track development of Acacia-5, a new oil discovery on Block 17 (TotalEnergies, operator 38%)

•	Second exploration success recorded in 2026 in Angola following the recent discovery announced in Block 0 (TotalEnergies, 10%)

•	Entry as operator (TotalEnergies, 40%) into 2 new exploration blocks close to existing operated hubs

Luanda, September 10, 2026 – On the occasion of the Angola Oil & Gas Conference, Patrick Pouyanné, Chairman and CEO of TotalEnergies, announced several exploration successes.

Acacia-5: from discovery to production in 3 months

TotalEnergies (38%, operator) has announced the Acacia-5 near-by discovery on Block 17. First Oil will be achieved only three months after the discovery made in June 2026, through a fast-track development leveraging the available capacity on the Pazflor FPSO. Acacia-5 shall increase Block 17 production by 6,000 barrels per day.

Acacia-5 is the second exploration success recorded in 2026 across TotalEnergies’ Angolan portfolio, following the recent Block 0 discovery in the prolific Lower Congo Basin, where TotalEnergies holds a 10% interest alongside Chevron, operator.

Entry into new exploration blocks

TotalEnergies has signed agreements with the concessionaire Agência Nacional de Petróleo, Gás e Biocombustíveis (ANPG), to enter with a 40% operated interest in exploration Blocks 17/25 and 32/21, located in the heart of the prolific Lower Congo Basin.

These promising blocks benefit from extensive existing 3D seismic coverage and offer access to several prospective geological plays. They are located close to existing facilities in TotalEnergies-operated Blocks 17 and 32, where six FPSOs are currently producing, therefore allowing for future tie-backs and cost-efficient development of additional resources through existing facilities.

Moreover, TotalEnergies signed in February 2026 a Head of Agreement (HoA) with ANPG, and ExxonMobil to farm-in with a 35% interest into exploration Blocks 40, 41, 42 and 58 in the Benguela Basin.

“I am very pleased to announce these exploration successes in Angola, which demonstrate both the attractiveness of the country and our confidence in its future. Exploration is a key pillar of our ambition in Angola, supported by the incentives introduced to encourage investment. Together with our partners, we aim to explore further and unlock new resources, sustaining a strong exploration effort to identify new opportunities across Angola’s offshore basins", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

TotalEnergies holds a 38% operated interest in Block 17, alongside Equinor (22.16%), ExxonMobil (19%), Azule Energy (15.84%) and Sonangol E&P (5%)

TotalEnergies holds a 40% operated interest in Blocks 17/25 and 32/21, alongside ExxonMobil 40%, and Sonangol E&P 20%

TotalEnergies holds a 10% interest in Block 0, alongside Sonangol E&P (41%), Chevron (39.2%, operator) and Azule Energy (9.8%)

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About TotalEnergies in Angola

TotalEnergies has been present in Angola since 1953 and today employs around 1,500 people across different business segments. Angola is one of the main contributing countries to TotalEnergies' hydrocarbon production with 156,000 boe/d produced in 2025. With a diversified portfolio, deep offshore operated assets representing 45% of the country’s oil production, service stations in partnership with Sonangol and renewable energy projects, TotalEnergies in Angola is a key player in supporting the country’s sustainable energy transition.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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